

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 4, 2016

<u>Via E-mail</u>
Mr. Carlo Bozotti
President and Chief Executive Officer
STMicroelectronics N.V.
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

> **Re:** **STMicroelectronics N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 001-13546**

Dear Mr. Bozotti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>General</u>

1. You state on page 19 of the 20-F that your major customers include Huawei and Samsung. A recent news article states that Huawei signed an agreement running through 2020 with the government of Syria to build telecommunications infrastructure. The Samsung.com website indicates that Samsung has a store in Sudan and that Samsung televisions are available in Syria. Additionally, a 2013 news article refers to a Samsung license and a Samsung franchise in Syria.

   Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.      Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 5. Operating and Financial Review and Prospects

2015 Business Overview, page 33

3.      We note your discussion of the non-GAAP measure free cash flow on page 34 but note that you did not also discuss the directly comparable GAAP cash flow measure with greater or equal prominence. Please refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and confirm that you will revise your presentation of non-GAAP disclosures in future filings to fully comply.

Net revenues by product line and product segment, page 38

4.      We note the 12.1% decrease in revenue for your Analog & MEMS product line. We also note your disclosure on page 41 that the decrease in operating revenue for your SP&A segment was due partially to "a significant decline" in your Analog & MEMS product line reflecting lower revenue, price pressure and higher unused capacity charges. Please revise future filings, as appropriate, to disclose what factors contributed to the decrease in Analog & MEMS revenue and quantify the relative effect of the factors that affected those revenues.

5.      We note your disclosure that the increase in microcontrollers revenue was due to a combination of new innovative products and customer base expansion. Please revise future filings, as appropriate, to quantify the relative effect of those factors on your

microcontrollers revenue and to identify the most significant recent trends driving those sales. See Item 5.D of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery